82-627

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04 MAR -2 AM 7:21

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DENTONIA RESOURCES LTD. ("Dentonia")

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4

Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 20, 2004

TSX Venture: D

No. of Pages: 4

PROCESSED

MAR 03 2004

THOMSON FINANCIAL

NEWS RELEASE - UPDATE

Atkinson Gold Prospect, Abitibi Greenstone Belt, Porcupine Mining District, Ontario

Dentonia has received the TSX Venture Exchange (the "Exchange") approval to acquire the Atkinson Gold Prospect and has made the initial payments, namely paid the staking costs of the Atkinson East group of claims, $16,426.59, paid $1,300 to Paul R. Nicholls, P. Eng for professional services rendered, and issued 100,000 of its common shares to R. H. McMillan, the vendor.

The Atkinson Gold Prospect extends over an area of 8 x 12km, consists of 5 groups of claims, the Lipton, Vandette, Nash Lake, Atkinson West, and Atkinson East group (216 units or 3,456 hectares) and covers known occurrence of gold, (best intersect 10.7 g/t over 9 meters) and 17 untested geophysical anomalies.

These claims are overburden covered and are located about 15km south of Detour Lake Mine, now actively being explored by various companies, and 40km to the north-west of the Casa Berardi Mines, Quebec.

The Atkinson groups of claims were initially staked by Westmin (now Boliden Westmin) in the late 1980 early 1999, were sporadically explored until 1997, and were maintained by the vendor, R. H. McMillan, a former employee of Westmin.

Generally, the terms of acquisition are: pay staking cost of Atkinson East group of claims, issue 100,000 shares to the vendor, pay $1,000,000 over a 10 year period, a $350,000 work commitment (17 drill holes) by April 15, 2005; in addition these claims are subject to a 2% net smelter return, with a buy back right of $1,000,000 for the first 1%, and another $1,000,000 for a further ½%.

As a general observation, the Abitibi Greenstone Belt is one of the most prolific gold producing areas, only second to Witwatersrand area, South Africa, in the world. Of the forty-one (41) gold deposits worldwide, with production plus reserves of greater than 10 million ounces, five (5) (Hollinger-McIntyre, Kirkland Lake, Dome, Kerr Addison and Horne) are in the Abitibi Subprovince of the Superior Province. Two others with lesser reserves, (Campbell Red Lake-Goldcorp and Hemlo) are also within the Superior Province.

The Atkinson Gold Prospect offers similar excellent potential for multi-million ounce gold deposits as well as for multi-million tonne volcanogenic massive sulphide (VMS) deposits.

dlw 3/6

For location, see the attached map.

The HY and ELF Gold Prospects – Tintina/Tombstone Gold Belt, South East Yukon

Dentonia acquired interest in 2 gold prospects in this area of the Yukon in the fall 2003.

From a practical point of view, exploration of these 2 properties, due to location and altitude, is not possible until June 2004.

The HY Property was staked in the fall of 1996, and two anomalous trends of gold values in soil have been identified, the West Gold Zone is a 50 to 100 meters wide belt, 1,400 meters in length with gold values of up to 484 ppb in soil and 8.74 g/t (0.28 oz/t) gold in rocks (surface grab sample) and the East Gold Zone, 900 meters in length and up to 300 meters in width, with gold values of up to 1,259 ppb in soil and 37.6 g/t (1.21 oz/t) in rock. (surface grab sample).

A geochemical survey in 1999, covering the ELF group, outlined an area, 1,200m x 400m, with anomalous values in gold, arsenic, and other associated elements in soil. Gold values ranged up to +600ppb.

Follow up exploration is warranted on both properties, which will consist of prospecting, geological and structural mapping, and if successful, to be followed by geophysical surveys to define the origin of these anomalies.

At this date no agreement has been concluded with respect to the FER property.

The ELF and HY groups of claims, located 175km and 225km, respectively, northeast of Watson Lake, Yukon, and are accessible from the Nahanni Range road.

To elaborate on the regional geology, the Tintina/Tombstone Gold Belt is an arc of gold deposits, and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Greek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (5.5 million oz Au at 0.55 oz/ton (18.90 gr./t Au), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Geek (1.3 million oz Au) and Hyland Gold Prospect. All these deposits are located northwesterly of the ELF and HY properties, except the Hyland Gold Prospect, which is located about 140km south of the ELF property.

Diamond Exploration, Lac de Gras, NWT

WO Claim Block – BHP Billiton to exit

Late last year BHP Billiton Diamonds Inc. indicated that it intended to terminate its involvement in the WO claim block. This claim block consists of three 21 year mineral leases, covering the DO27, DO18, WO9, all diamondiferous.

Terms of the exit are being negotiated and Dentonia has been advised that an offer has been made. If this offer is accepted, it is anticipated that the all 3 pipes will reassessed and further explored this spring.

Pellatt Lake Claim Block, (To Fly Falcon Survey)

Peregrine Diamonds Ltd. (Peregrine) was granted an extension to fly a Falcon Survey over this claim block.

Peregrine advanced $16,2709.80 for a refundable bond, (if sufficient work is performed), which was paid to the Receiver General of Canada to maintain 3 claims within this block.

The Falcon Survey over the Pellatt Lake claim is estimated to cost approximately $180,000.

Reference is made to Dentonia's news releases of June 9, 2003, and September 24, 2003, for details of the exploration potential of the Pellatt Lake claim block.

The Pellatt Lake claim block is located a few miles northeast of the Ekati Diamond Mine and immediately north of De Beers' Hardy Lake Mineral Leases and consists of 13 mineral claims, or 33,500 acres.

This claim block was initially acquired by DHK, in which Dentonia has a 1/3 equity interest, from Kennecott under various agreements, cumulating in the agreement of December 6, 2002, a number of claims lapsed in the interim, Dentonia, after a request to the other 2 shareholders of DHK to participate in maintaining the lapsing claims, which they refused to do, staked for its own and sole account 7 mineral claims in the center of the block, i.e. SWB1-7, in April 2003, bringing the total to 13 claims within this block.

For further details of locations, anomalies, exploration potential of Dentonia's various properties reference should be made to Dentonia's website: www.dentonia.net or contact Dentonia directly by phone 604 682-1141, by fax 604 681-1144 or via email: dentonia@telus.net

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



Dentonia Resources Ltd.
Atkinson Project
General Geology and Location
79°00'W
49°45'N
Detour Lake
Fenelon
Atkinson Project Area
Selbaie
Harricana River
Ontario
Quebec
Golden Hope
Casa Berardi
Agnico-Eagle
Joutel
LEGEND
Volcanic Rocks
Sedimentary Rocks
Intrusive Rocks
Mines
Significant Discovery
Discovery
0
20
kilometres